UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
Directorate Changes

NatWest Group plc ('NWG') announces the appointment of Erminia (Ernie) Johannson as an independent non-executive director with effect from 1 July 2026.

Rick Haythornthwaite, Chair of NWG, said:

"I am delighted to welcome Ernie to the NWG Board. Ernie brings over three decades of experience in financial services across investment management and banking. Her deep strengths in banking including payments, digital and data analytics, together with her leadership experience in financial services will be a valuable asset to the Board."

Ernie most recently served as Group Head of North American Personal and Business Banking and was a member of the Executive Committee at the Bank of Montreal (BMO). Prior to her 12 year tenure at BMO, she held senior positions at Fidelity Investments and CIBC.

She previously served as Chair of the Canadian Bankers Association and has held board positions with the U.S. Consumer Bankers Association, Payments Canada and Moneris Solutions Corporation.

There are no further matters requiring disclosure under Listing Rule 6.4.8R.

For further information contact:
NatWest Group Investor Relations:
Claire Kane
Director of Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90
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Ernie Johannson Biography

Ernie is a former member of the Executive Committee of the Bank of Montreal, where she most recently served as Group Head of North American Personal and Business Banking, serving approximately 10 million customers across Canada and the United States.

She joined BMO in 2012 and held a number of senior leadership roles, including Chief Risk Officer for Canadian Personal and Commercial Banking and North American Personal and Business Banking. Following the end of her executive tenure, Ernie briefly served BMO in an advisory capacity as Senior Advisor for the company's North American Personal & Business Banking. Prior to BMO, she held senior roles at Fidelity Investments and CIBC.

She also previously served as Chair of the Canadian Bankers Association and held board positions with the U.S. Consumer Bankers Association, Payments Canada and Moneris Solutions Corporation.

She has received industry recognition including being named one of American Banker's Most Powerful Women in Banking for six consecutive years from 2019. She has also been recognized for her leadership in the financial services industry by Forbes and Women Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	29 June 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary